Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 903
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email:cclysiak@qwest.net

April 6, 2007

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Everton Capital Corporation
Form SB-2 Registration Statement
File No. 333-138995

Dear Ms. Parker:

     In response to your letter of comments dated December 27, 2006, please be advised as follows:

General

     1. Everton is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” Everton has a specific plan and purpose. Its business purpose and specific plan is to engage in mining exploration. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Upon completion of its public offering, Everton can immediately begin its plan of operation as set forth in the registration statement.

Risk Factors:

     2. Risk factor no. 12 has been revised to disclose Ms. Bilynska’s activities.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Everton Capital Corporation
Form SB-2 Registration Statement
File No. 333-138995
April 6, 2007
Page 2

Management

     3. Separate paragraphs have been created to discuss Ms. Bilynska’s affiliations.

     4. Callinan’s web site has been revised to disclose that Ms. Bilynska is still associated with it.

Other

     5. The financial statements have been updated and a new auditor’s consent has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Everton Capital Corporation